Exhibit (a)(5)(xxi)

For Immediate Release

Contact:	Jennifer Glass

Oracle Corp.

(650) 633-6192

jennifer.glass@oracle.com

REDWOOD SHORES, Calif., June 18, 2003—Oracle Corp., (Nasdaq: ORCL) issued the following statement, which is attributable to Jennifer Glass, Oracle spokeswoman:

“We welcome the opportunity to meet with the State of Connecticut and explain the substantial benefits of our PeopleSoft acquisition to State agencies. We are confident agencies in Connecticut will have lower costs, better support, and enhanced functionality after this deal is closed. We also look forward to explaining why this acquisition will result in substantially more competition in enterprise software markets.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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